O O R R I C K	ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel 415-773-5700 fax 415-773-5759 WWW.ORRICK.COM

June 14, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Building 2, Room 3724

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Robert Half International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005 and Form 10-Q for the
Fiscal Quarter Ended March 31, 2006, File No. 1-10427

Ladies and Gentlemen:

This letter responds to the letter dated May 31, 2006, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q for the fiscal quarter ended March 31, 2006 of Robert Half International, Inc. (the “Company”) filed on March 6, 2006 and May 5, 2006, respectively. For your convenience, we have restated in bold the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies and Estimates, page 11

1.	Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. None of the six critical accounting policies presented in your current disclosures include the sensitivity analysis or other quantitative information as required per the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations,” which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In future filings, please revise accordingly.

Further, in future filings revise to address the questions that arise once the critical accounting estimate or assumptions has been identified, by analyzing, to the extent material, such factors as how arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

In response to this comment, please provide us with your proposed, revised disclosures.

RESPONSE 1:

In response to the Staff’s comments, the Company has set forth below its proposed disclosures relating to its critical accounting policies.

Critical Accounting Policies and Estimates

As described below, the Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments.

Accounts Receivable Allowances. The Company maintains allowances for estimated losses resulting from (i) the inability of its customers to make required payments, (ii) temporary placement sales adjustments, and (iii) permanent placement candidates not remaining with the client through the 90-day guarantee period, commonly referred to as “fall offs”. The Company establishes these allowances based on its review of customers’ credit profiles, historical loss statistics and current trends. The adequacy of these allowances is reviewed each reporting period. Historically, the Company’s actual losses and credits have been consistent with these allowances. As a percentage of gross accounts receivable, the Company’s accounts receivable allowances totaled 4.4%, 4.2% and 5.3% as of December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, a five-percentage point deviation in the Company’s accounts receivable allowances balance would have resulted in an increase or decrease in the allowance of $1.0 million. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if unexpected events or significant future changes in trends were to occur, additional allowances may be required.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company’s expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of our deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. In relation to actual net operating losses in certain foreign operations, valuation allowances of $11.1 million were recorded as of December 31, 2005. If such losses are ultimately utilized to offset future operating income, the Company will benefit its deferred tax assets up to the full amount of the valuation reserve.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Employee Retirement Plans. The determination of the Company’s obligations for its defined benefit retirement agreement for the Company’s Chief Executive Officer is dependent upon the following assumptions: expected retirement age, mortality, expected post retirement Consumer Price Index (“CPI”) increases, and discount rates. These assumptions are evaluated and updated each reporting period. A historical 15-year moving average is used for CPI, while a current long term market rate is used for the discount rate. Estimated retirement age and mortality assumptions have remained consistent over the past three years. As of December 31, 2005, 2004 and 2003, the CPI rates used in calculating this liability were 2.8%, 2.9% and 3.1%, respectively. The discount rates used in calculating this liability as of December 31, 2005, 2004 and 2003 were 4.0%, 3.8% and 4.7%, respectively. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be relatively consistent with historical trends and experience. Based on the Company’s results for the year ended December 31, 2005, a one-percentage point deviation in the CPI would have resulted in an approximate $4.0 million increase or decrease in this liability. Correspondingly, a one-percentage point deviation in the discount rate would have resulted in an approximate $5.5 million increase or decrease in this liability.

Goodwill Impairment. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment assessments for goodwill are done at a reporting unit level. For purposes of this assessment, the Company’s reporting units are its lines of business. In performing periodic impairment tests, the fair value of the reporting unit is compared to the carrying value, including goodwill and intangible assets. If the fair value exceeds the carrying value, there is no impairment. If the carrying value exceeds the fair value, however, an impairment condition exists.

The goodwill impairment assessment is based upon a discounted cash flow analysis. The estimate of future cash flows is based upon, among other things, a discount rate and certain assumptions about expected future operating performance. The discount rate used by management has remained consistent for the past three years. The primary assumptions related to future operating performance include revenue growth rates and expense levels. These assumptions are updated annually and are primarily based upon historical trends. Although management does not anticipate that these assumptions will change materially in the future, the Company’s estimates of discounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to its business model or changes in its operating performance. The Company’s annual goodwill impairment analysis, which will be performed during the second quarter, is not expected to have a material effect on the financial statements. Based upon the Company’s most recent goodwill impairment analysis, management believes that unless a reporting unit was to be abandoned, the possibility of goodwill impairment as a result of a change in assumptions is unlikely.

Workers’ Compensation. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in worker’s compensations claims. Workers’ compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers’ compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company’s worker’s compensation administrator, premiums paid to state operated insurance funds, and an estimate for the Company’s liability for Incurred But Not Reported (“IBNR”) claims and for the ongoing development of existing claims. Total workers’ compensation expense was $11.4 million, $13.0 million and $12.6 million, representing 0.42%, 0.60% and 0.78% of applicable U.S. revenue for the years ended December 31, 2005, 2004 and 2003, respectively.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers’ compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company’s historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company’s future results. Based on the Company’s results for the year ended December 31, 2005, a five-percentage point deviation in the Company’s estimated loss development rates would have resulted in an increase or decrease in the allowance of $0.5 million.

Stock-based Compensation. Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the modified prospective transition method; accordingly, prior periods have not been restated. Stock-based compensation expense recognized in the Company’s Financial Statements for the three months ended March 31, 2006 included compensation expense for stock options granted prior to, but not yet vested as of December 31, 2005.

Under both SFAS No. 123 (“SFAS 123”), Share-Based Payment and SFAS 123(R) the Company determines the fair value of stock options using the Black-Scholes valuation model, with the following weighted average assumptions used for grants in 2005, 2004 and 2003: expected dividend yields of 0.92%, 0.85% and 0% for grants in 2005, 2004 and 2003, respectively; expected volatility of 47.1%, 49.4% and 50.9% for 2005, 2004 and 2003, respectively; risk-free interest rates of 3.8%, 3.6% and 3.1% for 2005, 2004 and 2003, respectively; and expected lives of 6.1 years, 6.0 years and 5.9 years for 2005, 2004 and 2003, respectively. Management expects that it is reasonably likely that future assumptions will not change materially.

Beginning in 2005, the Company significantly decreased its use of stock options as part of its compensation programs. For the year ended December 31, 2005, the Company’s total pre-tax pro forma stock-based compensation cost totaled $26.5 million, of which $1.3 million related to stock options granted during 2005. For every 5% change in the Black-Scholes valuation of the 2005 grants, 2005 pre-tax pro forma stock-based compensation expense would change by less than $0.1 million.

SFAS 123(R) requires that the Company recognize compensation expense for only the portion of restricted stock and restricted stock units that are expected to vest, rather than recording forfeitures when they occur as previously permitted. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

2.	You cite higher conversion revenues as one of the primary reasons for an increase in gross margin from 2003 to 2004. It appears that “conversion” revenue is earned when a temporary position converts to a permanent position. In this context it is not clear. Therefore, in future filings please expand your disclosure to clarify.

RESPONSE 2:

The Company notes the Staff’s comments and will expand its disclosure in future filings similar to the following disclosure:

Gross margin amounts equaled 36%, 36% and 35% of revenues for temporary and consultant staffing services for the years ended December 31, 2005, 2004 and 2003, respectively. The higher 2004 temporary and consultant gross margin percentage is primarily the result of higher bill rates and conversion revenues. Conversion revenues are earned when a temporary position converts to a permanent position. As there are no direct costs related to conversion revenues, the gross margin percentage is favorably impacted as the mix of conversion revenues increases. In 2004, the composition of temporary revenues included higher conversion revenues as compared to 2003.

3.	You state that lower 2005 and 2004 selling, general and administrative expense percentages resulted primarily from leveraging fixed operating costs. This statement is overly general. In future filings, revise to clarify how you leveraged fixed costs to reduce SG&A as a percent of revenue.

RESPONSE 3:

The Company notes the Staff’s comments and will expand its disclosure in future filings similar to the following disclosure:

Selling, general and administrative expenses were $991 million in 2005, compared to $824 million in 2004 and $707 million in 2003. Selling, general and administrative expenses as a percentage of revenues were 30%, 31% and 36% for the years ended December 31, 2005, 2004 and 2003, respectively. Selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The lower 2005 and 2004 selling, general and administrative expense percentages resulted primarily from leveraging fixed operating costs, which primarily include depreciation and occupancy costs. These costs do not rise in direct relation to increases in revenue, thereby causing selling, general and administrative expenses as a percentage of revenue to decrease in a year that revenues increase versus the prior year.

Note A – Summary of Significant Accounting Policies, page 22

4.	You state that you have a substantial history of estimating the effect of permanent placement candidates who do not remain with a client through the 90-day guarantee period. It appears then, that you do not earn your commission for the placement if a newly hired employee terminates their employment within the 90-day period. Please tell us in more detail your basis for estimating the loss allowance, an indication of materiality, the factors that you rely upon to arrive at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please tell us if you consider this estimate to be one of your most critical and if so, why it has not been included in the critical accounting policy section of MD&A.

RESPONSE 4:

The Company considers its estimation of the loss allowance related to permanent placement candidates who do not remain with a client through the 90-day guarantee period to be a critical accounting estimate. As such, it has revised its disclosure of Accounts Receivable Allowances to explicitly include a discussion of permanent placement fall-offs. Please see the Company’s revised Critical Accounting Policy disclosures in response to Comment 1, which now includes a discussion of permanent placement fall-offs within the Accounts Receivable Allowances disclosure.

The Company supplementally advises the Staff that as of December 31, 2005, the Company’s Accounts Receivable Allowances totaled $20.8 million, including $4.5 million for Permanent Placement Fall-offs. Management estimates its fall-off reserve requirements by applying historical experience rates to applicable revenues. Historically, the Company’s actual fall-off losses have been consistent with these allowances. However, if unexpected events or significant future changes in trends were to occur, additional allowances may be required. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be consistent with historical trends and experience.

Note D – Goodwill and Other Intangible Assets, Net, page 26

5.	We note that you “purchased” goodwill amounting to $1.3 million in 2005 and $6.2 million in the first quarter of 2006. It is not clear which acquisitions this goodwill is attributed to. In sufficient detail please explain the nature of the goodwill recorded, which acquisitions in relates to, and citing the appropriate accounting literature, the basis of your accounting for this intangible asset.

RESPONSE 5:

In accordance with the guidance provided by Paragraphs 51-58 of SFAS 141, no specific disclosures were included in the Company’s filings, as management determined that none of the acquisitions noted above were material to the Company’s financial position, either individually or in the aggregate.

In accordance with SFAS No. 141, Business Combinations, consideration paid in connection with acquisitions is required to be allocated to acquired assets, including identifiable intangible assets, and liabilities acquired. Goodwill represents the excess of costs of acquisitions over the fair value of assets acquired and liabilities assumed from the acquired entities.

In July 2005, the Company’s Protiviti subsidiary completed the $1.8 million acquisition of the Philadelphia-based Lender Advisory Services (LAS) practice from RSM McGladrey, a national business services firm. The LAS practice provides lender due diligence services to banks, investment banks, insurance companies and other financial services firms in asset securitizations, financings, portfolio evaluations and other transactions. This amount included intangibles and other assets, including goodwill of approximately $1.3 million.

In January 2006, Protiviti completed its acquisition of Creative Options and Radius, two Canadian companies that specialize in the retail sector and focus on delivering loss prevention and risk management strategies, along with employee awareness and training programs. Of the $8.0 million purchase price, $5.7 million was allocated to goodwill. In March 2006, Protiviti completed its acquisition of P.G. Lewis & Associates LLC, a leading data forensic firm specializing in corporate investigations and litigation support for civil, dispute and regulatory matters for a total of $1.6 million, of which $0.5 million was allocated to goodwill.

We have been authorized by the Company to inform you that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (415) 773-5595 or Keith Waddell, the Company’s Chief Financial Officer, at (650) 234-6221 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/S/ JONATHAN M. OCKER
Jonathan M. Ocker

cc:	Christine Bashaw, Staff Accountant (Securities and Exchange Commission)
M. Keith Waddell
Steven Karel